DC
No Act
P.E. 9-8-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

NOV 10 2006

October 27, 2006

Robert H. Cohen
Greenberg Traurig, LLP
Met Life Building
200 Park Avenue
New York, NY 10166

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/27/2006

Re: Enzo Biochem, Inc.
Incoming letter dated September 8, 2006
Dear Mr. Cohen:

This is in response to your letter dated September 8, 2006 concerning the shareholder proposal submitted by Kinder Investments, LP. We also have received a letter on the proponent's behalf dated September 21, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

06062211

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Richard Marlin
Kramer Levin Neftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036-2714

316253

RECEIVED
2006 SEP 11 AM 11:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

September 8, 2006

Re: Omission of Shareholder Proposal by Enzo Biochem, Inc. Pursuant to Rule 14a-8

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enzo Biochem, Inc. (the "Company") has received from Kinder Investments, LP (the "Proponent"), a letter requesting, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, that the Company include a proposal (the "Proposal") in the Company's proxy statement for its 2007 Annual Meeting of Shareholders (the "Annual Meeting"). A copy of the Proposal is enclosed herewith as Exhibit A. Subsequent to its receipt of the Proposal, the Company sent the Proponent a notice of defect, enclosed herewith as Exhibit B, and the Proponent responded by sending the Company a letter from the record holder of the common stock of the Company held on behalf of the Proponent, enclosed herewith as Exhibit C.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and, by copy hereof, the Proponent, of the Company's intention to omit the Proposal from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for the Annual Meeting pursuant to Rule 14a-8(j) for the reasons hereinafter set forth. The Company would like to assure the Commission that it is cognizant of its obligation to be responsive to its shareholders but feels that because of the reasons cited below it is not in a position to responsibly consider and act upon the Proposal. A copy of this letter has been e-mailed to cfletters@sec.gov in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

I. The Proposal

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LOS ANGELES
MIAMI
MILAN*
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
PHILADELPHIA
PHOENIX
ROME*
SILICON VALLEY
TALLAHASSEE
TOKYO*
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
ZURICH
*Strategic Alliances
Tokyo-Office/Strategic Alliance

Greenberg Traurig, LLP | Attorneys at Law | Met Life Building | 200 Park Avenue | New York, NY 10166 | Tel 212.801.9200 | Fax 212.801.6400

www.gtlaw.com

The Proposal states that the Proponent "hereby submits the following proposal to be voted upon by shareholders at the next meeting of Enzo shareholders...": "Resolved, that no individual may serve as outside director of Enzo Biochem, Inc. for more than three terms or a maximum of nine years (as any director serving longer essentially becomes a de facto insider)."

The Proposal does not contain any supporting statement.

II. Summary

As discussed more fully below, the Company believes that it may properly omit the Proposal from the Proxy Materials for the following reasons:

1. Pursuant to Rule 14a-8(i)(1), in that the Proposal violates the proxy rules because the Proposal is not a proper subject for action by shareholders under New York law.

2. Pursuant to Rule 14a-8(i)(3), in that the Proposal violates the proxy rules because the Proposal is so vague, indefinite and misleading as to violate Rule 14a-9.

III. The Proposal Is Not a Proper Subject for Action by Shareholders under New York Law and May, Therefore, Be Omitted Pursuant to Rule 14a-8(i)(1).

Rule 14a-8(i)(1) permits a company to omit a shareholder proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the jurisdiction of the company's organization." Thus, a proposal may be omitted if the proposal would require shareholders to mandate action on matters that, under state law, fall within the powers of a corporation's directors.

The Company is a New York corporation. In the absence of a specific provision granting power directly to the shareholders, a New York corporation's business is under the direction of its board of directors. See Section 701 of the New York Business Corporation Law ("BCL"). No provision of the BCL confers such power on the shareholders directly, and no provision in the Company's Certificate of Incorporation or By-laws does so either.

The note to Rule 14a-8(i)(1) states that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." In addition, Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) states that "[w]hen drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." See, e.g., International Paper

Company (March 1, 2004) (proposal requiring that none of the five highest paid executives and any non-employee directors of a New York corporation be eligible to receive future stock options).

The Proposal is not stated as a recommendation or request; rather, if approved, would prohibit an individual from serving as an "outside" director of the Company for more than three terms or a maximum of nine years. Shareholders do not have authority under the BCL to adopt the proposal.

For the foregoing reasons, we believe that the Proposal is excludable from the Company's proxy materials under Rule 14a-8(i)(1) because it deals with a matter inappropriate for shareholder action under the BCL.

IV. <u>The Proposal is Contrary to Rule 14a-9 Because It is Vague, Indefinite and Misleading, and May, Therefore, Be Omitted Pursuant to Rule 14a-8(i)(3).</u>

Under Rule 14a-8(i)(3), a proposal may be omitted from the registrant's proxy materials "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The Staff of the Division of Corporation Finance of the Commission has concluded that shareholder proposals that are so vague, indefinite and misleading that shareholders voting upon the proposal would not be informed as to how the proposals would be implemented if adopted are misleading under Rule 14a-9 and, thus, may be excluded from a registrant's proxy materials pursuant to Rule 14a-8(i)(3). A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004). Such proposals are properly excluded given the fact that any actions or measures ultimately taken upon implementation of the proposals could be quite different from those envisioned by shareholders at the time their votes were cast.

The Proposal is vague on its face in several respects. The reference in the Proposal to "outside" directors is unclear. The Company believes, but is not certain, that the intent of the Proponent is to refer to the determination as to whether a particular director is or is not "independent" under the applicable rules of the Commission and the New York Stock Exchange, but a shareholder not well-versed in corporate governance developments in recent years will likely not understand the reference in the absence of a supporting statement by the Proponent. In addition, the parenthetical "(as any director serving longer essentially becomes a de facto insider)" is confusing, as it is unclear whether the shareholder must agree with that justification if it wishes to vote in favor of the term limitation proposal. Finally, the Proposal does not make clear the effect on current directors that have already served longer than the prescribed periods. It does not state whether such directors are grandfathered and therefore excluded from the Proposal, and it also does not address whether such directors could be removed prior to the expiration of their current term or would be permitted to serve out the balance of their current term. Consequently, shareholders may not be able reasonably to determine the changes envisioned by the Proposal. Moreover, at the time that they cast their vote, some shareholders may believe that the Proposal envisions changes different from those that other shareholders believe the Proposal envisions.

The Proposal is vague, indefinite and misleading because from the face of the Proposal, shareholders will not be certain what they are being asked to consider and upon what they are being asked to vote. Accordingly, the Proposal makes material omissions and thereby violates Rule 14a-9.

V. Conclusion

For the reasons set forth above, we respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials.

If you have any questions with respect to this matter, please telephone, collect, Robert H. Cohen (212-801-6907) or Andrew H. Abramowitz (212-801-6752) of this office.

Very truly yours,

GREENBERG TRAURIG, LLP

Enclosures

cc: Kinder Investments, LP

ny-&1\1209415v05

July 27, 2006

VIA DHL

Mr. Barry Weiner
President
Enzo Biochem, Inc.
527 Madison Avenue
New York, NY 10022

Dear Mr. Weiner:

As a shareholder of Enzo Biochem, Inc. ("Enzo"), Kinder Investments LP ("Kinder") hereby submits the following proposal to be voted upon by shareholders at the next meeting of Enzo shareholders. Kinder hereby confirms that it has held more than $2,000 in market value of Enzo's securities continuously for more than one year and intends to hold these securities through the date of the next shareholders' meeting.

> "Resolved, that no individual may serve as outside director of Enzo Biochem, Inc. for more than three terms or a maximum of nine years (as any director serving longer essentially becomes a de facto insider)."

Sincerely,

KINDER INVESTMENTS LP

By: Nesher LLC, general partner

By: ______________
Dov Perlysky, manager

EXHIBIT B

Enzo Biochem, Inc.
60 Executive Boulevard
Farmingdale, New York 11735

BY FACSIMILE AND FIRST CLASS MAIL

August 14, 2006

Kinder Investments LP
2 Lakeside Drive West
Lawrence, NY 11559

Re: Shareholder Proposal

Ladies and Gentlemen:

Enzo Biochem, Inc. (the "Company") is in receipt of your letter, dated July 27, 2006, containing a shareholder proposal (the "Proposal") relating to the Company's next annual meeting of shareholders.

Rule 14a-8(b)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that a shareholder submitting a shareholder proposal (a "Proponent"), who is not a record holder of voting shares of the company, demonstrate the Proponent's ownership of the requisite number of voting shares by including with the original proposal, among other things, either a letter from the record holder confirming the Proponent's beneficial ownership of such shares or a filing by the Proponent with the Securities and Exchange Commission ("SEC") certifying as to the Proponent's beneficial ownership of such shares. The Company understands from its transfer agent that you are not the record holder of any shares of the Company's common stock. Therefore, your failure to include a letter from the record holder or an appropriate SEC filing with the Proposal constitutes a failure to fully comply with Rule 14a-8 under the Exchange Act.

Pursuant to Rule 14a-8(f) under the Exchange Act, the Company hereby notifies you that the Proposal will not be accepted by the Company unless a revised proposal, fully compliant with the regulations set forth in Rule 14a-8, is received by the Company no later than August 28, 2006. The Company hereby reserves the right to raise any substantive or procedural objections to any revised proposal as it deems appropriate.

Very truly yours,

ENZO BIOCHEM, INC.

By: [signature]
Name: Barry Weiner
Title: President

EXHIBIT C

Pershing

A BNY Securities Group Co.
Solutions from The Bank of New York

One Pershing Plaza
Jersey City, New Jersey 07399

Neil O'Donnell
Assistant Vice President
Counsel

VIA FACSIMILE (212) 583-0150 and FEDERAL EXPRESS

August 23, 2006

Mr. Barry Weiner
President
Enzo Biochem, Inc.
60 Executive Boulevard
Farmingdale, New York 11735

Re: Shareholder Proposal of Kinder Investments LLP

Dear Mr. Weiner:

This correspondence is made pursuant to a request to provide information regarding Kinder Investments LP's ownership of shares in Enzo Biochem Inc. (Symbol: ENZ). By way of introduction, Pershing LLC ("Pershing") provides financial services outsourcing solutions, including clearing and custody services, to approximately 1,100 introducing broker dealers and registered investment advisors. Pershing provides clearing and custody services to both American Portfolio and Sandgrain Securities, who act as introducing brokers to Pershing.

As custodian, Pershing acts as nominee on behalf of the customers of its introducing broker dealer clients. Pershing's records indicate that, at the date of this letter, American Portfolio introduced to Pershing an account (No. 56V-068534), registered to Kinder Investments, LLP c/o Dov Perlysky c/o Nesher LLC. This account continuously possessed shares of ENZ with an estimated market value of more then $2,000 since April 28, 2006. The ENZ shares transferred into the account from an account introduced to Pershing by Sandgrain Securities, numbered 5AU-502765. This account was also registered to Kinder Investments, LLP c/o Dov Perlysky c/o Nesher LLC. Account 5AU-502765 continuously possessed shares of ENZ with an estimated market value of more then $2,000 from July 2005 until April 28, 2006. Pershing has no knowledge of any sale, pledge or other disposition of these shares during the time period mentioned.

T 201.413.4693
F 201.413.4799
E nodonnell@pershing.com

If you have any questions, feel free to contact the undersigned at (201) 413-4693.

Yours truly,

Neil T. O'Donnell

cc: Andrew H. Abramowitz (Via Facsimile (212) 801-6400)
Greenburg Traurig LLP
Metlife Building
200 Park Avenue
New York, NY 10166

Jonathan Turkel, Esq. (Via Facsimile (212) 785-3294)
44 Wall Street
2nd Floor
New York, NY 10005

KRAMER LEVIN NAFTALIS & FRANKEL LLP

RICHARD MARLIN
PARTNER
PHONE 212-715-9204
FAX 212-715-9201
RMARLIN@KRAMERLEVIN.COM

September 21, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal with respect to Enzo Biochem, Inc. by Kinder Investments, LP pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated September 8, 2006, which was received by our client, Kinder Investments, LP (the "Shareholder"), on September 13, 2006, from Greenberg Traurig, LLP ("Greenberg Traurig"), as counsel to Enzo Biochem, Inc. (the "Company"), with respect to a shareholder proposal (the "Original Proposal") submitted by the Shareholder, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement (the "Proxy Statement") for its 2007 Annual Meeting of Shareholders (the "Meeting"). A copy of the Original Proposal is attached hereto as Exhibit A and a copy of the letter from Greenberg Traurig (the "Greenberg Traurig Letter") is attached hereto as Exhibit B.

In response to the statement in the Greenberg Traurig Letter that the Company believes that it may properly omit the Original Proposal from the Proxy Statement because it violates New York law and because it is vague, indefinite and misleading, we hereby submit a revised proposal (the "Revised Proposal") on behalf of the Shareholder to address the Company's concerns. A copy of this letter has been e-mailed to cfletters@sec.gov in compliance with the instructions found on the Securities and Exchange Commission's (the "Commission") website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2) of the Exchange Act.

The following is the Revised Proposal:

"RESOLVED, that Company's By-Laws (the "By-Laws") be amended to add the following as Article II, Section 17 of the By-Laws:

> 'Section 17. TERM LIMITS. Notwithstanding anything contained herein to the contrary, commencing on __________, 2007 [date of meeting], the total cumulative length of time that any Outside Director may serve on the Board shall be limited to a maximum of nine years, whether consecutively or in total. An "Outside Director" shall mean a member of the Company's Board who is not an officer or employee of the Company.'
>
> The nine year term limit shall apply to any existing Outside Director upon expiration of his present term in office.
>
> Supporting Statement
>
> The Company has five Outside Directors, two of whom have been on the Company's board of directors (the "Board") for more than twenty years. The Shareholder believes that establishing term limits for Outside Directors will enable the Board, and thus, the Company, to increase its effectiveness by exposing the Board to fresh and innovative ideas, new critical thinking and outlook and diversification of expertise that accompany the regular election of new directors. Moreover, in the Shareholder's view, long-term Board members are more likely to support maintaining the status quo at the Company, rather than being able to more effectively address needed changes at the Company to respond to, among other things, changes in market conditions, competition, and the industry in which the Company operates. Furthermore, the Shareholder believes that viewpoints may become stale over time and no director should be entitled to hold his or her directorship until retirement. For the foregoing reasons, the Shareholder believes that the Revised Proposal is both an important and proper proposal to be considered at the Meeting."

Even though the Shareholder believes that the argument made by Greenberg Traurig on behalf of the Company in the letter dated September 8, 2006 that the Original Proposal violates the proxy rules because it is not a proper subject for action by shareholders in New York is without merit, it has provided the Company with the Revised Proposal in order to satisfy the Company's concerns, and the following is responsive to such concerns in relation to the Revised Proposal.

With respect to Rule 14a-8(i)(1) of the Exchange Act ("Rule 14a-8(i)(1)"), the Revised Proposal does not violate New York law. The Company is a New York corporation. Pursuant to Section 701 of the New York Business Corporation Law, the certificate of incorporation or the by-laws of a corporation may prescribe the qualifications for directors.

Furthermore, in order to address the Company's concerns, the Shareholder has revised the Original Proposal to have the action taken by the Company's shareholders pursuant to Article XI of the By-Laws, which provides the shareholders with the power to amend the By-Laws. Therefore, the Shareholder does not believe that the Revised Proposal is excludable from the Proxy Statement by virtue of Rule 14a-8(i)(1).

The only other rationale presented in the Greenberg Traurig Letter for the exclusion of the Original Proposal from the Company's Proxy Statement is that the Original Proposal is vague, indefinite and misleading under Rule 14a-8(i)(3) of the Exchange Act ("Rule 14a-8(i)(3)"). The Shareholder has revised the Original Proposal in response to the Company's concerns and based on the foregoing, the Shareholder believes that the Revised Proposal is not vague, indefinite or misleading and therefore is not excludable from the Proxy Statement by virtue of Rule 14a-8(i)(3). However, if the Commission determines that the Revised Proposal should be more precise, the Shareholder would be willing to amend the language of the Revised Proposal to comply with the Commission's determination. Permitting an amended Revised Proposal (whose intent is quite clear) to be presented to the shareholders of the Company in the Proxy Statement would be preferable to allowing the Company to omit the Revised Proposal from the Proxy Statement and, thus, disenfranchising shareholders with respect to this important proposal.

For the foregoing reasons, we believe that the Company should include the Revised Proposal in the Proxy Statement.

If you have any questions or need any additional information with respect to the foregoing, please contact me at 212-715-9204.

Very truly yours,

Richard Marlin

Richard Marlin

cc: Enzo Biochem, Inc.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Exhibit A

Original Proposal

See Attached

1177 AVENUE OF THE AMERICAS NEW YORK NY 10036-2714 PHONE 212.715.9100 FAX 212.715.8000 WWW.KRAMERLEVIN.COM

KL2:2465274.4

ALSO AT 47 AVENUE HOCHE 75008 PARIS FRANCE

IN ALLIANCE WITH BERWIN LEIGHTON PAISNER: LONDON * BRUSSELS

July 27, 2006

VIA DHL

Mr. Barry Weiner
President
Enzo Biochem, Inc.
527 Madison Avenue
New York, NY 10022

Dear Mr. Weiner:

As a shareholder of Enzo Biochem, Inc. ("Enzo"), Kinder Investments LP ("Kinder") hereby submits the following proposal to be voted upon by shareholders at the next meeting of Enzo shareholders. Kinder hereby confirms that it has held more than $2,000 in market value of Enzo's securities continuously for more than one year and intends to hold these securities through the date of the next shareholders' meeting.

> "Resolved, that no individual may serve as outside director of Enzo Biochem, Inc. for more than three terms or a maximum of nine years (as any director serving longer essentially becomes a de facto insider)."

Sincerely,

KINDER INVESTMENTS LP

By: Nesher LLC, general partner

By: ______________
Dov Perlysky, manager

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Exhibit B

Greenberg Traurig Letter

See Attached

Greenberg
Traurig

September 8, 2006

Re: Omission of Shareholder Proposal by Enzo Biochem, Inc. Pursuant to Rule 14a-8

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enzo Biochem, Inc. (the "Company") has received from Kinder Investments, LP (the "Proponent"), a letter requesting, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, that the Company include a proposal (the "Proposal") in the Company's proxy statement for its 2007 Annual Meeting of Shareholders (the "Annual Meeting"). A copy of the Proposal is enclosed herewith as Exhibit A. Subsequent to its receipt of the Proposal, the Company sent the Proponent a notice of defect, enclosed herewith as Exhibit B, and the Proponent responded by sending the Company a letter from the record holder of the common stock of the Company held on behalf of the Proponent, enclosed herewith as Exhibit C.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and, by copy hereof, the Proponent, of the Company's intention to omit the Proposal from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for the Annual Meeting pursuant to Rule 14a-8(j) for the reasons hereinafter set forth. The Company would like to assure the Commission that it is cognizant of its obligation to be responsive to its shareholders but feels that because of the reasons cited below it is not in a position to responsibly consider and act upon the Proposal. A copy of this letter has been e-mailed to cfletters@sec.gov in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

I. The Proposal

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LOS ANGELES
MIAMI
MILAN*
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
PHILADELPHIA
PHOENIX
ROME*
SILICON VALLEY
TALLAHASSEE
TOKYO*
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
ZURICH
*Strategic Alliances
Tokyo-Office/Strategic Alliance

The Proposal states that the Proponent "hereby submits the following proposal to be voted upon by shareholders at the next meeting of Enzo shareholders...": "Resolved, that no individual may serve as outside director of Enzo Biochem, Inc. for more than three terms or a maximum of nine years (as any director serving longer essentially becomes a de facto insider)."

The Proposal does not contain any supporting statement.

II. <u>Summary</u>

As discussed more fully below, the Company believes that it may properly omit the Proposal from the Proxy Materials for the following reasons:

1. Pursuant to Rule 14a-8(i)(1), in that the Proposal violates the proxy rules because the Proposal is not a proper subject for action by shareholders under New York law.

2. Pursuant to Rule 14a-8(i)(3), in that the Proposal violates the proxy rules because the Proposal is so vague, indefinite and misleading as to violate Rule 14a-9.

III. <u>The Proposal Is Not a Proper Subject for Action by Shareholders under New York Law and May, Therefore, Be Omitted Pursuant to Rule 14a-8(i)(1).</u>

Rule 14a-8(i)(1) permits a company to omit a shareholder proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the jurisdiction of the company's organization." Thus, a proposal may be omitted if the proposal would require shareholders to mandate action on matters that, under state law, fall within the powers of a corporation's directors.

The Company is a New York corporation. In the absence of a specific provision granting power directly to the shareholders, a New York corporation's business is under the direction of its board of directors. See Section 701 of the New York Business Corporation Law ("BCL"). No provision of the BCL confers such power on the shareholders directly, and no provision in the Company's Certificate of Incorporation or By-laws does so either.

The note to Rule 14a-8(i)(1) states that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." In addition, Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) states that "[w]hen drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." See, e.g., International Paper

Company (March 1, 2004) (proposal requiring that none of the five highest paid executives and any non-employee directors of a New York corporation be eligible to receive future stock options).

The Proposal is not stated as a recommendation or request; rather, if approved, would prohibit an individual from serving as an "outside" director of the Company for more than three terms or a maximum of nine years. Shareholders do not have authority under the BCL to adopt the proposal.

For the foregoing reasons, we believe that the Proposal is excludable from the Company's proxy materials under Rule 14a-8(i)(1) because it deals with a matter inappropriate for shareholder action under the BCL.

IV. The Proposal is Contrary to Rule 14a-9 Because It is Vague, Indefinite and Misleading, and May, Therefore, Be Omitted Pursuant to Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a proposal may be omitted from the registrant's proxy materials "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The Staff of the Division of Corporation Finance of the Commission has concluded that shareholder proposals that are so vague, indefinite and misleading that shareholders voting upon the proposal would not be informed as to how the proposals would be implemented if adopted are misleading under Rule 14a-9 and, thus, may be excluded from a registrant's proxy materials pursuant to Rule 14a-8(i)(3). A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004). Such proposals are properly excluded given the fact that any actions or measures ultimately taken upon implementation of the proposals could be quite different from those envisioned by shareholders at the time their votes were cast.

The Proposal is vague on its face in several respects. The reference in the Proposal to "outside" directors is unclear. The Company believes, but is not certain, that the intent of the Proponent is to refer to the determination as to whether a particular director is or is not "independent" under the applicable rules of the Commission and the New York Stock Exchange, but a shareholder not well-versed in corporate governance developments in recent years will likely not understand the reference in the absence of a supporting statement by the Proponent. In addition, the parenthetical "(as any director serving longer essentially becomes a de facto insider)" is confusing, as it is unclear whether the shareholder must agree with that justification if it wishes to vote in favor of the term limitation proposal. Finally, the Proposal does not make clear the effect on current directors that have already served longer than the prescribed periods. It does not state whether such directors are grandfathered and therefore excluded from the Proposal, and it also does not address whether such directors could be removed prior to the expiration of their current term or would be permitted to serve out the balance of their current term. Consequently, shareholders may not be able reasonably to determine the changes envisioned by the Proposal. Moreover, at the time that they cast their vote, some shareholders may believe that the Proposal envisions changes different from those that other shareholders believe the Proposal envisions.

The Proposal is vague, indefinite and misleading because from the face of the Proposal, shareholders will not be certain what they are being asked to consider and upon what they are being asked to vote. Accordingly, the Proposal makes material omissions and thereby violates Rule 14a-9.

V. Conclusion

For the reasons set forth above, we respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials.

If you have any questions with respect to this matter, please telephone, collect, Robert H. Cohen (212-801-6907) or Andrew H. Abramowitz (212-801-6752) of this office.

Very truly yours,

GREENBERG TRAURIG, LLP

Enclosures

cc: Kinder Investments, LP

ny-611209415v05

EXHIBIT A

July 27, 2006

VIA DHL

Mr. Barry Weiner
President
Enzo Biochem, Inc.
527 Madison Avenue
New York, NY 10022

Dear Mr. Weiner:

As a shareholder of Enzo Biochem, Inc. ("Enzo"), Kinder Investments LP ("Kinder") hereby submits the following proposal to be voted upon by shareholders at the next meeting of Enzo shareholders. Kinder hereby confirms that it has held more than $2,000 in market value of Enzo's securities continuously for more than one year and intends to hold these securities through the date of the next shareholders' meeting.

> "Resolved, that no individual may serve as outside director of Enzo Biochem, Inc. for more than three terms or a maximum of nine years (as any director serving longer essentially becomes a de facto insider)."

Sincerely,

KINDER INVESTMENTS LP

By: Nesher LLC, general partner

By: ______________
Dov Perlysky, manager

EXHIBIT B

Enzo Biochem, Inc.
60 Executive Boulevard
Farmingdale, New York 11735

BY FACSIMILE AND FIRST CLASS MAIL

August 14, 2006

Kinder Investments LP
2 Lakeside Drive West
Lawrence, NY 11559

Re: Shareholder Proposal

Ladies and Gentlemen:

Enzo Biochem, Inc. (the "Company") is in receipt of your letter, dated July 27, 2006, containing a shareholder proposal (the "Proposal") relating to the Company's next annual meeting of shareholders.

Rule 14a-8(b)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that a shareholder submitting a shareholder proposal (a "Proponent"), who is not a record holder of voting shares of the company, demonstrate the Proponent's ownership of the requisite number of voting shares by including with the original proposal, among other things, either a letter from the record holder confirming the Proponent's beneficial ownership of such shares or a filing by the Proponent with the Securities and Exchange Commission ("SEC") certifying as to the Proponent's beneficial ownership of such shares. The Company understands from its transfer agent that you are not the record holder of any shares of the Company's common stock. Therefore, your failure to include a letter from the record holder or an appropriate SEC filing with the Proposal constitutes a failure to fully comply with Rule 14a-8 under the Exchange Act.

Pursuant to Rule 14a-8(f) under the Exchange Act, the Company hereby notifies you that the Proposal will not be accepted by the Company unless a revised proposal, fully compliant with the regulations set forth in Rule 14a-8, is received by the Company no later than August 28, 2006. The Company hereby reserves the right to raise any substantive or procedural objections to any revised proposal as it deems appropriate.

Very truly yours,

ENZO BIOCHEM, INC.

By: [signature]
Name: Barry Weiner
Title: President

EXHIBIT C

Pershing

A BNY Securities Group Co.
Solutions from The Bank of New York

One Pershing Plaza
Jersey City, New Jersey 07399

Neil O'Donnell
Assistant Vice President
Counsel

VIA FACSIMILE (212) 583-0150 and FEDERAL EXPRESS

August 23, 2006

Mr. Barry Weiner
President
Enzo Biochem, Inc.
60 Executive Boulevard
Farmingdale, New York 11735

Re: Shareholder Proposal of Kinder Investments LLP

Dear Mr. Weiner:

This correspondence is made pursuant to a request to provide information regarding Kinder Investments LP's ownership of shares in Enzo Biochem Inc. (Symbol: ENZ). By way of introduction, Pershing LLC ("Pershing") provides financial services outsourcing solutions, including clearing and custody services, to approximately 1,100 introducing broker dealers and registered investment advisors. Pershing provides clearing and custody services to both American Portfolio and Sandgrain Securities, who act as introducing brokers to Pershing.

As custodian, Pershing acts as nominee on behalf of the customers of its introducing broker dealer clients. Pershing's records indicate that, at the date of this letter, American Portfolio introduced to Pershing an account (No. 56V-068534), registered to Kinder Investments, LLP c/o Dov Perlysky c/o Nesher LLC. This account continuously possessed shares of ENZ with an estimated market value of more then $2,000 since April 28, 2006. The ENZ shares transferred into the account from an account introduced to Pershing by Sandgrain Securities, numbered 5AU-502765. This account was also registered to Kinder Investments, LLP c/o Dov Perlysky c/o Nesher LLC. Account 5AU-502765 continuously possessed shares of ENZ with an estimated market value of more then $2,000 from July 2005 until April 28, 2006. Pershing has no knowledge of any sale, pledge or other disposition of these shares during the tine period mentioned.

T 201.413.4693
F 201.413.4799
E nodonnell@pershing.com

Mr. Barry Weiner
August 23, 2006
Page 2

If you have any questions, feel free to contact the undersigned at (201) 413-4693.

Yours truly,

Neil T. O'Donnell

cc: Andrew H. Abramowitz (Via Facsimile (212) 801-6400)
Greenburg Traurig LLP
Metlife Building
200 Park Avenue
New York, NY 10166

Jonathan Turkel, Esq. (Via Facsimile (212) 785-3294)
44 Wall Street
2nd Floor
New York, NY 10005

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 27, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Enzo Biochem, Inc.
Incoming letter dated September 8, 2006

The proposal requires that no individual serving as an outside director may serve for more than three terms or a maximum of nine years.

There appears to be some basis for your view that Enzo Biochem may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal was recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Enzo Biochem with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Enzo Biochem omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Enzo Biochem may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Enzo Biochem may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ted Yu
Special Counsel